Form 40-F
period 2013-12-31
B2GOLD CORP
filed 2014-04-01
CIK 1429937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Commission File Number 001-35936

B2Gold Corp.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification Number)

595 Burrard Street, Suite 3100
Vancouver, British Columbia V7X 1J1
(604) 601-2962
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ X ] Annual Information Form	[ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:
674,719,721 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

[ X ] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] Yes [   ] No

EXPLANATORY NOTE

     B2Gold Corp. (“we”, “us”, “our” or the “Company”) is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F (“Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

     This Annual Report and the Exhibits incorporated by reference herein contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to our future financial and operating performance amd estimates of reserves and resources. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “targets”, “aims”, “anticipates”, or “believes” or variations (including negative variations) of such words or phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

     Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual actions, events or results may differ materially from those described in the forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in our Annual Information Form (incorporated by reference as Exhibit 99.1 to this Annual Report) under the heading “Risk Factors” and elsewhere.

     Although forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are based upon what our management believes are reasonable assumptions, we cannot assure investors that actual results will be consistent with the forward-looking statements. Our forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. In preparing this Annual Report, we have not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, and we disclaim any obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

RESOURCE AND RESERVE ESTIMATES

     Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource information contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the documents incorporated by reference in this Annual Report include information regarding adjacent or nearby properties on which we have no right to mine. The SEC does not normally allow U.S. companies to include such information in their filings with the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

     We prepare our financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards. Accordingly, our financial statements may not be comparable to financial statements of the United States companies.

NYSE MKT STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

     As a Canadian corporation listed on the NYSE MKT LLC (the “NYSE MKT”) and a foreign private issuer under the Exchange Act, we are permitted to follow our home country practice in lieu of certain NYSE MKT corporate governance standards. In order to claim these exemptions, Section 110 of the NYSE MKT Company Guide requires us to provide to the NYSE MKT written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. In addition, we must disclose the significant differences between our corporate governance practices and those U.S. domestic issuers are required to follow under the NYSE MKT corporate governance standards. Except as set forth below, we are in compliance with NYSE MKT corporate governance standards.

      Section 123 of the NYSE MKT Company Guide recommends that the minimum quorum requirement for a meeting of shareholders is 33 1/3 % of the outstanding common shares. In addition, Section 123 requires that an issuer listed on NYSE MKT state its quorum requirement in its bylaws. We follow Canadian laws with respect to quorum requirements. Our quorum requirement is set forth in our articles, which provide that a quorum for the transaction of business at any meeting of shareholders is two shareholders present in person or represented by proxy who hold at least 5% of the issued common shares entitled to vote at the meeting.

     The NYSE MKT Company Guide requires that the solicitation of proxies and delivery of proxy statements for all shareholder meetings be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. We solicit proxies in accordance with the British Columbia Business Corporations Act, applicable Canadian securities laws and the rules and policies of the Toronto Stock Exchange, which may differ in certain respects from the proxy rules of the SEC.

     The NYSE MKT Company Guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under British Columbia law or under the rules of the Toronto Stock Exchange unless the transaction results in a change of control. We will seek a waiver from NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under British Columbia law or under the rules of the Toronto Stock Exchange.

DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are incorporated herein by reference.

  Annual Information Form of the Company for the year ended December 31, 2013;

  Management’s Discussion and Analysis of the Company for the year ended December 31, 2013; and

  Audited Annual Consolidated Financial Statements for the year ended December 31, 2013 and notes thereto, together with the report of auditors thereon.

CONTROLS AND PROCEDURES

     Information regarding our disclosure controls and procedures and changes in our internal control over financial reporting is included in the Management Discussion and Analysis incorporated herein by reference under the heading “Internal Controls.”

     This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

CODE OF ETHICS

     Information regarding our code of ethics is included in the “Code of Ethics” section of our Annual Information Form.

AUDIT COMMITTEE AND AUDITOR INFORMATION

     We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The following information is included in the “Audit Committee—Composition of the Audit Committee”, “Audit Committee—Pre-Approval Policies and Procedures” and “Audit Committee—External Auditor Service Fees” sections of our Annual Information Form:

  Information regarding our Audit Committee composition, independence, audit committee financial expert and pre-approval policies and procedures; and

  Information regarding fees billed by our principal accountants for each of the last two fiscal years.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table lists as of December 31, 2013 information with respect to our known contractual obligations.

Payments due by period (in thousands of dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Convertible Senior Subordinated Notes	$301,707	$9,321	$25,227	$267,159	–
Revolving Corporate Credit Facility	$57,629	$2,251	$55,378	–	–
Equipment Loans/Finance Obligations	$33,484	$11,334	$19,850	$2,300	–
Purchase Obligations	$27,400	$21,000	$6,400	–	–
Mine restoration provisions (undiscounted)(1)	$54,913	$819	$3,044	$5,782	$45,268
Employee benefits obligation	$7,098	$472	$1,416	$1,416	$3,794
Total	$482,231	$45,197	$111,315	$276,657	$49,062

(1)	We accrue mine restoration provisions over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.

     We are currently party to certain gold forward and foreign currency contracts which are described in notes 16 and 17 to the audited annual consolidated financial statements included as Exhibit 99.2 hereto.

MINE SAFETY DISCLOSURE

     We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2013.

UNDERTAKINGS

     We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     We have previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of our agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing our file number.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2GOLD CORP.

/s/ Mark Corra
Name: Mark Corra
Title: Sr. Vice President of Finance & Chief Financial Officer
Date: March 31, 2014

EXHIBIT INDEX

     The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2013
99.2
Audited Annual Consolidated Financial Statements for the year ended December 31, 2013 and notes thereto, together with the report of auditors thereon (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the Commission on March 17, 2014)

99.3
Management’s Discussion and Analysis of the Company for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K furnished to the Commission on March 17, 2014)

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of William Pearson
99.10	Consent of Graham Speirs
99.11	Consent of Brian Scott
99.12	Consent of Mark Wanless
99.13	Consent of Shaun Crisp
99.14	Consent of Hermanus Kriel
99.15	Consent of Werner Petrick
99.16	Consent of Alan Naismith
99.17	Consent of William Lytle
99.18	Consent of Tom Garagan
99.19	Consent of Glenn Bezuidenhout
99.20	Consent of Guy Wiid
99.21	Consent of Mark Turner
99.22	Consent of Andrew Vigar
99.23	Consent of Peter Montano
99.24	Consent of Kevin Pemberton
99.25	Consent of Vaughan Chamberlain
99.26	Consent of Donald Hulse
99.27	Consent of Ben Parsons
99.28	Consent of Jonathon Priest
99.29	Consent of Andrew Carter
99.30	Consent of Laszlo Bodi
99.31	Consent of Richard Hope
99.32	Consent of Geoff Ricks
99.33	Consent of Ian Lloyd
99.34	Code of Business Conduct and Ethics