Form 40-F/A
period 2013-12-31
B2GOLD CORP
filed 2014-07-28
CIK 1429937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________

AMENDMENT NO. 1

TO

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

[  ] Yes [  ] No

EXPLANATORY NOTE

     B2Gold Corp. (“we” or the “Company”) is filing this Amendment No. 1 (the “Amendment to Form 40-F”) to the Annual Report on Form 40-F (the “Original Form 40-F”) for the fiscal year ended December 31, 2013 to attach hereto as Exhibits 99.2 and 99.3, respectively, the Company’s Audited Annual Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2013.

     This Amendment to Form 40-F does not reflect any events that have occurred after the Original Form 40-F was filed.

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

B2GOLD CORP.

/s/ Michael Cinnamond
Name: Michael Cinnamond
Title: Sr. Vice President of Finance & Chief Financial Officer

Date: July 25, 2014

EXHIBIT INDEX

     The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1*	Annual Information Form of the Company for the year ended December 31, 2013
99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2013 and notes thereto, together with the report of auditors thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2013
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9*	Consent of William Pearson
99.10*	Consent of Graham Speirs
99.11*	Consent of Brian Scott
99.12*	Consent of Mark Wanless
99.13*	Consent of Shaun Crisp
99.14*	Consent of Hermanus Kriel
99.15*	Consent of Werner Petrick
99.16*	Consent of Alan Naismith
99.17*	Consent of William Lytle
99.18*	Consent of Tom Garagan
99.19*	Consent of Glenn Bezuidenhout
99.20*	Consent of Guy Wiid
99.21*	Consent of Mark Turner
99.22*	Consent of Andrew Vigar
99.23*	Consent of Peter Montano
99.24*	Consent of Kevin Pemberton
99.25*	Consent of Vaughan Chamberlain
99.26*	Consent of Donald Hulse
99.27*	Consent of Ben Parsons
99.28*	Consent of Jonathon Priest
99.29*	Consent of Andrew Carter
99.30*	Consent of Laszlo Bodi
99.31*	Consent of Richard Hope
99.32*	Consent of Geoff Ricks
99.33*	Consent of Ian Lloyd
99.34*	Code of Business Conduct and Ethics

*	Previously filed with the Company’s Original Form 40-F as filed with the Securities and Exchange Commission on April 1, 2014