Form 40-F
period 2014-12-31
B2GOLD CORP
filed 2015-03-30
CIK 1429937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

Commission File Number 001-35936

________

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

________

     DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United
States)

________

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 917,652,046 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
[ X ]  Yes  [   ]  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ]  Yes  [   ]  No

EXPLANATORY NOTE

B2Gold Corp. (“we”, “us”, “our” or the “Company”) is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F (“Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

This Annual Report and the Exhibits incorporated by reference herein contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to our future financial and operating performance and estimates of reserves and resources. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “targets”, “aims”, “anticipates”, or “believes” or variations (including negative variations) of such words or phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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

RESOURCE AND RESERVE ESTIMATES

Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource information contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the documents incorporated by reference in this Annual Report include information regarding adjacent or nearby properties on which we have no right to mine. The SEC does not normally allow U.S. companies to include such information in their filings with the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

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

  Annual Information Form of the Company for the year ended December 31, 2014;
  Management’s Discussion and Analysis of the Company for the year ended December 31, 2014; and
  Audited Annual Consolidated Financial Statements for the year ended December 31, 2014 and notes thereto, together with the report of auditors thereon.

CONTROLS AND PROCEDURES

Information regarding our disclosure controls and procedures, internal control over financial reporting and changes in internal control over financial reporting is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading “Disclosure Controls and Internal Control Over Financial Reporting.”

Our independent registered public accounting firm, PricewaterhouseCoopers LLP has audited our management’s assessment of our internal control over financial reporting. PricewaterhouseCoopers LLP’s report is located with our Audited Annual Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 99.2.

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. A copy of the code of business conduct and ethics was previously filed with the Securities and Exchange Commission and is posted on our website at http://www.b2gold.com/investors/corporate-governance.html.

AUDIT COMMITTEE AND AUDITOR INFORMATION

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The following information is included in the “Audit Committee—Composition of the Audit Committee”, “Audit Committee—Pre-Approval Policies and Procedures” and “Audit Committee—External Auditor Service Fees” sections of our Annual Information Form, which are incorporated herein by reference to Exhibit 99.1:

  Information regarding our Audit Committee composition, independence, audit committee financial expert and pre-approval policies and procedures; and

  Information regarding fees billed by our principal accountants for each of the last two fiscal years.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2014 information with respect to our known contractual obligations.

Payments due by period (in thousands of dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Convertible Senior Subordinated Notes	$ 292,386	$ 8,409	$ 283,977	$ -	$ -
Revolving Corporate	$ 136,126	$ 4,945	$ 131,181	$ -	$ -
Credit Facility
Equipment	$ 32,033	$ 8,322	$ 22,864	$ 847	$ -
Loans/Finance
Obligations
Purchase Obligations	$ 17,299	$ 15,505	$ 1,794	$ -	$ -
Mine restoration provisions (undiscounted)(1)	$ 61,339	$ 1,069	$ 1,027	$ 19,587	$ 39,656
Employee benefits obligation	$ 6,598	$ 1,130	$ 229	$ 4,474	$ 765
Total	$ 545,781	$ 39,380	$ 441,072	$ 24,908	$ 40,421

(1)	We accrue mine restoration provisions over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2014.

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

B2GOLD CORP.

/s/ Mike Cinnamond
Name: Mike Cinnamond
Title: Sr. Vice President of Finance & Chief Financial Officer
Date: March 27, 2015

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2014
99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2014 and notes thereto, together with the report of auditors thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2014
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of William Pearson
99.10	Consent of Graham Speirs
99.11	Consent of Brian Scott
99.12	Consent of Mark Wanless
99.13	Consent of Shaun Crisp
99.14	Consent of Hermanus Kriel
99.15	Consent of Werner Petrick
99.16	Consent of William Lytle
99.17	Consent of Tom Garagan
99.18	Consent of Glenn Bezuidenhout
99.19	Consent of Guy Wiid
99.20	Consent of Mark Turner
99.21	Consent of Andrew Vigar
99.22	Consent of Peter Montano
99.23	Consent of Kevin Pemberton
99.24	Consent of Vaughan Chamberlain
99.25	Consent of Ben Parsons
99.26	Consent of Jonathon Priest
99.27	Consent of Andrew Carter
99.28	Consent of Laszlo Bodi
99.29	Consent of Richard Hope
99.30	Consent of Geoff Ricks
99.31	Consent of Ian Lloyd
99.32	Consent of Nic Johnson
99.33	Consent of Chris Kaye
99.34	Consent of Don Tschabrun
99.35	Consent of Stephanus Coetzee
99.36	Consent of Donald Hulse
99.37	Consent of William Crawl
99.38	Consent of Deepak Malhotra
99.39	Consent of Alan Naismith