Form 40-F
period 2015-12-31
B2GOLD CORP
filed 2016-03-30
CIK 1429937

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2015	Commission File Number: 001-35936

______________________

B2Gold Corp.
(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

595 Burrard Street, Suite 3100
Vancouver, British Columbia V7X 1J1
(604) 601-2962
(Address and telephone number of registrant’s principal executive offices)

______________________

DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

______________________

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:      None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, there were 927,073,436 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes      [   ] No

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

FORWARD LOOKING STATEMENTS

This Annual Report and the Exhibits incorporated by reference herein contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, respectively, which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to our future financial and operating performance and estimates of reserves and resources. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “targets”, “aims”, “anticipates”, or “believes” or variations (including negative variations) of such words or phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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

RESOURCE AND RESERVE ESTIMATES

Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource information contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the documents incorporated by reference in this Annual Report may include information regarding adjacent or nearby properties on which we have no right to mine. The SEC does not normally allow U.S. companies to include such information in their filings with the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We prepare our financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board (United States). Accordingly, our financial statements may not be comparable to financial statements of the United States companies.

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

•	Annual Information Form of the Company for the year ended December 31, 2015;

•	Management’s Discussion and Analysis of the Company for the year ended December 31, 2015; and

•	Audited Annual Consolidated Financial Statements for the year ended December 31, 2015 and notes thereto, together with the report of auditors thereon.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. A copy of the code of business conduct and ethics was previously filed with the Securities and Exchange Commission and is posted on our website at http://www.b2gold.com/corporate/governance/.

AUDIT COMMITTEE AND AUDITOR INFORMATION

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The following information is included in the “Audit Committee—Composition of the Audit Committee”, “Audit Committee—Pre-Approval Policies and Procedures” and “Audit Committee—External Auditor Service Fees” sections of our Annual Information Form, which are incorporated herein by reference to Exhibit 99.1:

•	Information regarding our Audit Committee composition, independence, audit committee financial expert and pre-approval policies and procedures; and
•	Information regarding fees billed by our principal accountants for each of the last two fiscal years.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2015 information with respect to our known contractual obligations.

	Payments due by period (in thousands of dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Convertible Senior Subordinated Notes	283,977	8,409	275,568	-	-
Revolving Corporate Credit Facility	254,771	8,785	17,570	228,416	-
Equipment Loans/Finance Obligations	28,575	9,508	17,171	1,896	-
Purchase Obligations	90,595	87,451	3,144	-	-
Derivative instruments at fair value	29,586	10,618	18,968	-	-
Mine restoration provisions (undiscounted)(1)	67,482	483	1,723	18,065	47,211
Employee benefits obligation	7,476	662	1,324	4,531	959
Other long-term liabilities	9,500	6,000	3,500	-	-
Total	771,962	131,916	338,968	252,908	48,170

(1)	We accrue mine restoration provisions over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.

We are currently party to certain gold forward and fuel forward contracts which are described in notes 15 and 16 to the audited annual consolidated financial statements included as Exhibit 99.2.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2015.

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

B2GOLD CORP.

/s/ Mike Cinnamond
Name: Mike Cinnamond
Title: Sr. Vice President of Finance & Chief
Financial Officer

Date: March 30, 2016

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2015
99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2015 and notes thereto, together with the report of auditors thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2015
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Sandra Hunter
99.10	Consent of Ken Jones
99.11	Consent of David J.T. Morgan
99.12	Consent of Brian Scott
99.13	Consent of Hermanus Kriel
99.14	Consent of William Lytle
99.15	Consent of Thomas Garagan
99.16	Consent of Glenn Bezuidenhout
99.17	Consent of Guy Wiid
99.18	Consent of Mark Turner
99.19	Consent of Andrew Vigar
99.20	Consent of Peter Montano
99.21	Consent of Kevin Pemberton
99.22	Consent of Vaughan Chamberlain

99.23	Consent of Ben Parsons
99.24	Consent of Donald Hulse
99.25	Consent of William Crowl
99.26	Consent of Deepak Malhotra