Form 40-F
period 2016-12-31
B2GOLD CORP
filed 2017-03-31
CIK 1429937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2016

Commission File Number: 001-35936

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
As of December 31, 2016, there were 964,892,433 common shares outstanding.

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

            The NYSE MKT Company Guide requires that the solicitation of proxies and delivery of proxy statements for all shareholder meetings be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. We solicit proxies in accordance with the British Columbia Business Corporations Act, applicable Canadian securities laws, including National Instrument 54-101 and National Instrument 51-102, and the rules and policies of the Toronto Stock Exchange, which may differ in certain respects from the proxy rules of the SEC.

            The NYSE MKT Company Guide generally requires a company’s compensation committee to consist solely of independent directors. We may from time to time appoint to our compensation committee one or more directors that are not independent, in compliance with applicable Canadian securities regulations and the rules of the Toronto Stock Exchange.

            The NYSE MKT Company Guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. Under Canadian laws and applicable Toronto Stock Exchange rules, shareholder approval is required for certain transactions including private placements or acquisitions where more than 25% of presently outstanding shares are issued or issuable, where securities issued or issuable to insiders exceed 10% in the context of an acquisition, where the transaction results in a change of control or certain related party transactions. We will seek a waiver from NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the British Columbia Business Corporations Act, applicable Canadian securities regulations or the rules of the Toronto Stock Exchange.

DOCUMENTS INCORPORATED BY REFERENCE

            The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are incorporated herein by reference.

  Annual Information Form of the Company for the year ended December 31, 2016;

  Management’s Discussion and Analysis of the Company for the year ended December 31, 2016; and

  Audited Annual Consolidated Financial Statements for the year ended December 31, 2016 and notes thereto, together with the report of auditors thereon.

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

NOTICES PURSUANT TO REGULATION BTR

            There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

            The following table lists as of December 31, 2016 information with respect to our known contractual obligations.

	Payments due by period (in thousands of dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Convertible Senior Subordinated Notes	275,568	8,409	267,159	-	-
Revolving Corporate Credit Facility	221,192	8,871	212,321	-	-
Equipment Loans/Finance Obligations	29,464	11,635	14,756	3,073	-
Purchase Obligations	75,350	70,828	4,522	-	-
Derivative instruments at fair value	9,905	3,466	6,439	-	-
Mine restoration provisions (undiscounted)(1)	87,382	-	-	24,802	62,580
Employee benefits obligation	10,604	2,744	4,523	2,503	834
Other long-term liabilities	3,500	3,500	-	-	-
Total	712,965	109,453	509,720	30,378	63,414

(1)	We accrue mine restoration provisions over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.

We are currently party to certain prepaid sales (in the form of metal sales forward contracts), gold forward and fuel forward contracts which are described in notes 13, 14 and 15 to the audited annual consolidated financial statements included as Exhibit 99.2.

MINE SAFETY DISCLOSURE

            We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2016.

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

B2GOLD CORP.

/s/ Michael Cinnamond
Name: Michael Cinnamond
Title: Sr. Vice President of Finance & Chief
Financial Officer

Date: March 31, 2017

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended December 31, 2016

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2016 and notes thereto, together with the report of auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2016

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Sandra Hunter

99.10	Consent of Ken Jones

99.11	Consent of David J.T. Morgan

99.12	Consent of Brian Scott

99.13	Consent of Hermanus Kriel

99.14	Consent of William Lytle

99.15	Consent of Thomas Garagan

99.16	Consent of Glenn Bezuidenhout

99.17	Consent of Guy Wiid

99.18	Consent of Peter Montano

99.19	Consent of Kevin Pemberton

99.20	Consent of Vaughan Chamberlain

99.21	Consent of Ben Parsons

99.22	Consent of Donald Hulse

99.23	Consent of William Crowl

99.24	Consent of Deepak Malhotra

99.25	Consent of John Rajala