Form 40-F
period 2017-12-31
B2GOLD CORP
filed 2018-03-23
CIK 1429937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2017	Commission File Number: 001-35936

B2Gold Corp.
(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

595 Burrard Street, Suite 3100
Vancouver, British Columbia V7X 1J1
(604) 601-2962
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2017, there were 980,932,908 common shares outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
[   ]  Yes 82_____            [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes        [   ] No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

EXPLANATORY NOTE

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

NYSE AMERICAN STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

            As a Canadian corporation listed on the NYSE American LLC (the “NYSE American”) and a foreign private issuer under the Exchange Act, we are permitted to follow our home country practice in lieu of certain NYSE American corporate governance standards. In order to claim these exemptions, Section 110 of the NYSE American Company Guide requires us to provide to the NYSE American written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. In addition, we must disclose the significant differences between our corporate governance practices and those U.S. domestic issuers are required to follow under the NYSE American corporate governance standards. Except as set forth below, we are in compliance with NYSE American corporate governance standards.

            Section 123 of the NYSE American Company Guide recommends that the minimum quorum requirement for a meeting of shareholders is 33 1/3 % of the outstanding common shares. In addition, Section 123 requires that an issuer listed on NYSE American state its quorum requirement in its bylaws. We follow Canadian laws with respect to quorum requirements. Our quorum requirement is set forth in our articles, which provide that a quorum for the transaction of business at any meeting of shareholders is two shareholders present in person or represented by proxy who hold at least 5% of the issued common shares entitled to vote at the meeting.

            The NYSE American Company Guide requires that the solicitation of proxies and delivery of proxy statements for all shareholder meetings be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. We solicit proxies in accordance with the British Columbia Business Corporations Act, applicable Canadian securities laws, including National Instrument 54-101 and National Instrument 51-102, and the rules and policies of the Toronto Stock Exchange, which may differ in certain respects from the proxy rules of the SEC.

            The NYSE American Company Guide generally requires a company’s compensation committee to consist solely of independent directors. We may from time to time appoint to our compensation committee one or more directors that are not independent, in compliance with applicable Canadian securities regulations and the rules of the Toronto Stock Exchange.

            The NYSE American Company Guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. Under Canadian laws and applicable Toronto Stock Exchange rules, shareholder approval is required for certain transactions including private placements or acquisitions where more than 25% of presently outstanding shares are issued or issuable, where securities issued or issuable to insiders exceed 10% in the context of an acquisition, where the transaction results in a change of control or certain related party transactions. We will seek a waiver from NYSE American’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the British Columbia Business Corporations Act, applicable Canadian securities regulations or the rules of the Toronto Stock Exchange.

DOCUMENTS INCORPORATED BY REFERENCE

            The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are incorporated herein by reference.

  Annual Information Form of the Company for the year ended December 31, 2017;

  Management’s Discussion and Analysis of the Company for the year ended December 31, 2017; and

  Audited Annual Consolidated Financial Statements for the year ended December 31, 2017 and notes thereto, together with the report of auditors thereon.

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

NOTICES PURSUANT TO REGULATION BTR

            There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS

            We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. On March 13, 2018, our board of directors adopted an amended code of business conduct and ethics for purposes of adding an express commitment to a workplace free from discrimination and harrassment, adding guidelines with respect to the use of company-provided email and internet services and making certain other clarifications and administrative changes. A copy of the amended code of business conduct and ethics is filed as Exhibit 99.23 to this Annual Report on Form 40-F and is posted on our website at http://www.b2gold.com/corporate/governance/.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

            The following table lists as of December 31, 2017 information with respect to our known contractual obligations.

Payments due by period (in thousands of dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Convertible Senior Subordinated Notes	267,159	267,159	-	-	-
Revolving Corporate Credit Facility	415,962	22,836	34,234	358,892	-
Equipment Loans/Finance Obligations	92,458	28,696	40,150	23,612	-
Operating Lease Obligations	8,296	3,865	2,894	1,467	70
Purchase Obligations	10,513	10,513	-	-	-
Derivative instruments at fair value	4,952	4,952	-	-	-
Mine restoration provisions (undiscounted)(1)	101,768	1,819	-	19,380	80,569
Employee benefits obligation	15,772	1,087	2,863	4,683	7,139
Other long-term liabilities	4,331	2,516	1,121	-	694
Total	921,211	343,443	81,262	408,034	88,472

(1)	We accrue mine restoration provisions over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.

We are currently party to certain prepaid sales (in the form of metal sales forward contracts), gold forward and fuel forward contracts and interest rate swap contracts which are described in notes 13 and 14 to the audited annual consolidated financial statements included as Exhibit 99.2.

MINE SAFETY DISCLOSURE

            We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2017.

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

B2GOLD CORP.

/s/ Clive Johnson
Name: Clive Johnson
Title: President and Chief Executive Officer

Date: March 23, 2018

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended December 31, 2017

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2017 and notes thereto, together with the report of auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2017

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Sandra Hunter

99.10	Consent of Ken Jones

99.11	Consent of David J.T. Morgan

99.12	Consent of Brian Scott

99.13	Consent of Hermanus Kriel

99.14	Consent of William Lytle

99.15	Consent of Thomas Garagan

99.16	Consent of Glenn Bezuidenhout

99.17	Consent of Guy Wiid

99.18	Consent of Peter Montano

99.19	Consent of Kevin Pemberton

99.20	Consent of Vaughan Chamberlain

99.21	Consent of Ben Parsons

99.22	Consent of John Rajala

99.23	Code of Business Conduct and Ethics

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document