Form 40-F
period 2018-12-31
B2GOLD CORP
filed 2019-03-21
CIK 1429937

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2018                              Commission File Number: 001-35936

____________

B2Gold Corp.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

595 Burrard Street, Suite 3100

Vancouver, British Columbia V7X 1J1
(604) 681-8371
(Address and telephone number of registrant's principal executive offices)
____________

DL Services Inc.

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
____________

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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2018, there were 994,621,917 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [X] Yes       [   ]  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).  [X] Yes          [   ]  No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.       [   ]  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.           [   ]

EXPLANATORY NOTE

B2Gold Corp. ("we", "us", "our" or the "Company") is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F ("Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

This Annual Report and the Exhibits incorporated by reference herein contain "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws, respectively, which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to our future financial and operating performance and estimates of reserves and resources. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "targets", "aims", "anticipates", or "believes" or variations (including negative variations) of such words or phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual actions, events or results may differ materially from those described in the forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in our Annual Information Form (incorporated by reference as Exhibit 99.1 to this Annual Report) under the heading "Risk Factors" and elsewhere.

Although forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are based upon what our management believes are reasonable assumptions, we cannot assure investors that actual results will be consistent with the forward-looking statements. Our forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. In preparing this Annual Report, we have not updated such forward-looking statements to reflect any change in circumstances or in management's beliefs, expectations or opinions that may have occurred prior to the date hereof, and we disclaim any obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

RESOURCE AND RESERVE ESTIMATES

Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 of the United States Securities and Exchange Commission (the "SEC"), and resource information contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves." Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards in Industry Guide 7 normally do not permit the inclusion of information concerning "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards under Industry Guide 7 in documents filed with the SEC. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7 standards. In addition, the documents incorporated by reference in this Annual Report may include information regarding adjacent or nearby properties on which we have no right to mine. The SEC's Industry Guide 7 does not normally allow U.S. companies to include such information in their filings with the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We prepare our financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Accordingly, our financial statements may not be comparable to financial statements of the United States companies.

NYSE AMERICAN STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

As a Canadian corporation listed on the NYSE American LLC (the "NYSE American") and a foreign private issuer under the Exchange Act, we are permitted to follow our home country practice in lieu of certain NYSE American corporate governance standards. In order to claim these exemptions, Section 110 of the NYSE American Company Guide requires us to provide to the NYSE American written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. In addition, we must disclose the significant differences between our corporate governance practices and those U.S. domestic issuers are required to follow under the NYSE American corporate governance standards. Except as set forth below, we are in compliance with NYSE American corporate governance standards.

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

The NYSE American Company Guide generally requires a company's compensation committee to consist solely of independent directors.  We may from time to time appoint to our compensation committee one or more directors that are not independent, in compliance with applicable Canadian securities regulations and the rules of the Toronto Stock Exchange.

The NYSE American Company Guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. Under Canadian laws and applicable Toronto Stock Exchange rules, shareholder approval is required for certain transactions including private placements or acquisitions where more than 25% of presently outstanding shares are issued or issuable, where securities issued or issuable to insiders exceed 10% in the context of an acquisition, where the transaction results in a change of control or certain related party transactions. We will seek a waiver from NYSE American's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the British Columbia Business Corporations Act, applicable Canadian securities regulations or the rules of the Toronto Stock Exchange.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are incorporated herein by reference.

  Annual Information Form of the Company for the year ended December 31, 2018;
  Management's Discussion and Analysis of the Company for the year ended December 31, 2018; and
  Audited Annual Consolidated Financial Statements for the year ended December 31, 2018 and notes thereto, together with the report of auditors thereon.

CONTROLS AND PROCEDURES

Information regarding our disclosure controls and procedures, internal control over financial reporting and changes in internal control over financial reporting is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading "Disclosure Controls and Internal Control Over Financial Reporting."

Our independent registered public accounting firm, PricewaterhouseCoopers LLP has audited our management's assessment of our internal control over financial reporting. PricewaterhouseCoopers LLP's report is located with our Audited Annual Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 99.2.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDITOR INFORMATION

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The following information is included in the "Audit Committee", "Audit Committee-Composition of the Audit Committee", "Audit Committee-Pre-Approval Policies and Procedures" and "Audit Committee-External Auditor Service Fees" sections of our Annual Information Form, which are incorporated herein by reference to Exhibit 99.1:

  Information regarding our Audit Committee composition, independence, audit committee financial expert and pre-approval policies and procedures; and
  Information regarding fees billed by our principal accountants for each of the last two fiscal years.

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. On March 13, 2018, our board of directors adopted an amended code of business conduct and ethics for purposes of adding an express commitment to a workplace free from discrimination and harassment, adding guidelines with respect to the use of company-provided email and internet services and making certain other clarifications and administrative changes.  A copy of the amended code of business conduct and ethics was previously filed with the SEC and is posted on our website at http://www.b2gold.com/corporate/governance/.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2018 information with respect to our known contractual obligations.

	Payments due by period (in thousands of dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Revolving Corporate Credit Facility	454,749	21,731	433,018	-	-
Equipment Loans/Finance Obligations	94,729	29,058	49,282	16,389	-
Operating Lease Obligations	8,422	3,072	3,623	1,727	-
Purchase Obligations	21,085	21,085	-	-	-
Derivative instruments at fair value	1,837	360	1,477	-	-
Mine restoration provisions (undiscounted)(1)	125,803	3,170	5,979	11,989	104,665
Employee benefits obligation	13,247	1,184	3,345	496	8,222
Other long-term liabilities	2,575	302	604	160	1,509
Total	722,447	79,962	497,328	30,761	114,396

(1)

We accrue mine restoration provisions over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.

We are currently party to certain prepaid sales (in the form of metal sales forward contracts), fuel forward contracts and interest rate swap contracts which are described in notes 13 and 14 to the audited annual consolidated financial statements included as Exhibit 99.2.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2018.

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

B2GOLD CORP.

/s/ Clive Johnson
Name: Clive Johnson
Title: President and Chief Executive Officer
Date: March 20, 2019

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2018
99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2018 and notes thereto, together with the report of auditors thereon
99.3	Management's Discussion and Analysis of the Company for the year ended December 31, 2018
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Sandra Hunter
99.10	Consent of Ken Jones
99.11	Consent of David J.T. Morgan
99.12	Consent of Brian Scott
99.13	Consent of William Lytle
99.14	Consent of Thomas Garagan
99.15	Consent of Dale Craig
99.16	Consent of Peter Montano
99.17	Consent of Kevin Pemberton
99.18	Consent of Vaughan Chamberlain
99.19	Consent of Ben Parsons
99.20	Consent of John Rajala
99.21	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.23 in the Company’s Annual Report on Form 40-F for the year ended December 31, 2017 filed with the SEC on March 31, 2018)
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document