Form 40-F
period 2019-12-31
B2GOLD CORP
filed 2020-03-20
CIK 1429937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2019                              Commission File Number: 001-35936

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

DL Services Inc.

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s):	Name of Each Exchange On Which Registered:

Common Shares, no par value	BTG	NYSE American LLC

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
As of December 31, 2019, there were 1,030,399,987 common shares outstanding.

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

• Annual Information Form of the Company for the year ended December 31, 2019;

• Management's Discussion and Analysis of the Company for the year ended December 31, 2019; and

• Audited Annual Consolidated Financial Statements for the year ended December 31, 2019 and notes thereto, together with the report of auditors thereon.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. During the year ended December 31, 2019, the Company did not make any amendments to the code of business conduct and ethics, nor did the Company grant any waiver or implicit waiver of the code to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code of business conduct and ethics, as amended, was previously filed with the SEC and is posted on our website at http://www.b2gold.com/corporate/governance/.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2019 information with respect to our known contractual obligations.

	Payments due by period (in thousands of dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Revolving Corporate Credit Facility	233,780	9,979	19,958	203,843	-
Equipment Loans/Finance Obligations	66,422	25,900	37,347	3,175	-
Lease Liabilities	11,017	3,025	4,963	2,428	601
Purchase Obligations	81,865	81,865	-	-	-
Derivative instruments at fair value	2,797	1,909	888	-	-
Mine restoration provisions (undiscounted)(1)	72,716	-	-	-	72,716
Employee benefits obligation	4,736	179	358	358	3,841
Other long-term liabilities	3,847	355	27	-	3,465
Total	477,180	123,212	63,541	209,804	80,623

(1)

We accrue mine restoration provisions over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.

We are currently party to fuel forward contracts, fuel collar contracts and interest rate swap contracts which are described in note 17 to the audited annual consolidated financial statements included as Exhibit 99.2.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2019.

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

B2GOLD CORP.

/s/ Clive Johnson
Name: Clive Johnson
Title: President and Chief Executive Officer
Date: March 20, 2020

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2019
99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2019 and notes thereto, together with the report of auditors thereon
99.3	Management's Discussion and Analysis of the Company for the year ended December 31, 2019
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Ken Jones
99.10	Consent of Thomas Garagan
99.11	Consent of William Lytle
99.12	Consent of Peter Montano
99.13	Consent of Kevin Pemberton
99.14	Consent of Kyle Foster
99.15	Consent of John Rajala
99.16	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.23 in the Company's Annual Report on Form 40-F for the year ended December 31, 2017 filed with the SEC on March 23, 2018)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document