Form 40-F
period 2020-12-31
B2GOLD CORP
filed 2021-03-30
CIK 1429937

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2020 Commission File Number: 001-35936

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
☒ Annual Information Form             ☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020, there were 1,051,138,175 common shares outstanding.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes     ☐ No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.                                  ☐ Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.         ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

EXPLANATORY NOTE

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

RESOURCE AND RESERVE ESTIMATES

Unless otherwise indicated, all resource and reserve estimates and other scientific and technical information included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the

“SEC”). Accordingly, resource and reserve information and other scientific and technical information contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by United States companies subject to the SEC’s reporting and disclosure requirements.

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
•Annual Information Form of the Company for the year ended December 31, 2020;
•Management’s Discussion and Analysis of the Company for the year ended December 31, 2020; and
•Audited Annual Consolidated Financial Statements for the years ended December 31, 2020 and 2019 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDITOR INFORMATION

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The following information is included in the “Audit Committee”, “Audit Committee—Composition of the Audit Committee”, “Audit Committee—Pre-Approval Policies and Procedures” and “Audit Committee—External Auditor Service Fees” sections of our Annual Information Form, which are incorporated herein by reference to Exhibit 99.1:

•Information regarding our Audit Committee composition, independence, audit committee financial expert and pre-approval policies and procedures; and
•Information regarding fees billed by our principal accountants for each of the last two fiscal years.

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. During the year ended December 31, 2020, the Company did not make any amendments to the code of business conduct and ethics, nor did the Company grant any waiver or implicit waiver of the code to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code of business conduct and ethics, as amended, was previously filed with the SEC and is posted on our website at http://www.b2gold.com/corporate/governance/.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2020 information with respect to our known contractual obligations.

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Commitment Fees on Revolving Corporate Credit Facility	7,227	2,869	4,358	—	—
Equipment Loans	88,206	33,441	37,624	17,141	—
Lease Liabilities	31,548	3,984	5,894	3,563	18,107
Purchase Obligations	69,236	35,576	33,660	—	—
Derivative instruments at fair value	2,059	2,059	—	—	—
Mine restoration provisions (undiscounted)(1)	88,611	—	—	—	88,611
Employee benefits obligation	5,874	179	358	358	4,979
Other long-term liabilities	6,925	6,925	—	—	—
Total	299,686	85,033	81,894	21,062	111,697
(1)We accrue mine restoration provisions over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.
We are currently party to fuel forward contracts, fuel collar contracts and interest rate swap contracts which are described in note 14 to the audited annual consolidated financial statements incorporated by reference as Exhibit 99.2.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2020.

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

B2GOLD CORP.

/s/ Clive Johnson
Name: Clive Johnson
Title: President and Chief Executive Officer
Date: March 30, 2021

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2020
99.2	Audited Annual Consolidated Financial Statements for the years ended December 31, 2020 and 2019 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2020
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Ken Jones
99.10	Consent of Thomas Garagan
99.11	Consent of William Lytle
99.12	Consent of Peter Montano
99.13	Consent of Kevin Pemberton
99.14	Consent of Randy Reichert
99.15	Consent of John Rajala

101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document