Form 40-F
period 2021-12-31
B2GOLD CORP
filed 2022-03-30
CIK 1429937

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2021 Commission File Number: 001-35936

B2Gold Corp.
(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

Park Place
Suite 3400 - 666 Burrard Street
Vancouver, British Columbia V6C 2X8
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
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, there were 1,056,333,691 common shares outstanding.
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
•Annual Information Form of the Company for the year ended December 31, 2021;
•Management’s Discussion and Analysis of the Company for the year ended December 31, 2021; and
•Audited Annual Consolidated Financial Statements for the year ended December 31, 2021 and notes thereto, together with the report of auditors thereon.

CONTROLS AND PROCEDURES

Information regarding our disclosure controls and procedures, internal control over financial reporting and changes in internal control over financial reporting is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading “Disclosure Controls and Internal Control Over Financial Reporting.”
Our independent registered public accounting firm, PricewaterhouseCoopers LLP (Vancouver, British Columbia, PCAOB ID No 271) has audited our management’s assessment of our internal control over financial reporting. PricewaterhouseCoopers LLP’s report is located with our Audited Annual Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 99.2.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. During the year ended December 31, 2021, the Company did not make any amendments to the code of business conduct and ethics, nor did the Company grant any waiver or implicit waiver of the code to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions except that on February 23, 2021 the code was amended and restated following a general review. The changes to the code included, without limitation:

•Expanding the scope of persons subject to the code to include consultants and contractors, as well as personnel of affiliates and joint ventures;
•Clarifying where questions by employees pertaining to the code should be addressed;
•Describing the special responsibility of leaders in promoting an ethical and compliant workplace;
•Updates to the Company's conflict of interest, confidentiality and discrimination and harassment procedures;
•Adding sections pertaining to health, safety, environment & corporate social responsibility and anti-corruption and anti-bribery;
•Updates to the Company's reporting procedures; and
•Other clarifications and typographical corrections.

The amended and restated code is filed as an exhibit to this Form 40-F and is posted on our website at http://www.b2gold.com/corporate/governance/.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding our contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading "Liquidity and Capital Resources". In addition to the contractual and other obligations disclosed in Exhibit 99.3, the Company has the following additional contractual and other obligations payable:

•Mine restoration provisions totalling $105 million of which $ 1 million is expected to be incurred in 2022, $5 million in 2024 and $99 million subsequent to 2026. We accrue mine restoration provisions over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values;
•Lease liabilities of $18 million payable subsequent to 2026; and
•Employee benefit obligations of $7 million payable subsequent to 2026.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2021.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

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

B2GOLD CORP.

/s/ Clive Johnson
Name: Clive Johnson
Title: President and Chief Executive Officer
Date: March 30, 2022

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2021
99.2	Audited Annual Consolidated Financial Statements for the years ended December 31, 2021 and 2020 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2021
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Ken Jones
99.10	Consent of Thomas Garagan
99.11	Consent of William Lytle
99.12	Consent of Peter Montano
99.13	Consent of Kevin Pemberton
99.14	Consent of Randy Reichert
99.15	Consent of John Rajala
99.16	Code of Business Conduct and Ethics

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).