Form 40-F
period 2022-12-31
B2GOLD CORP
filed 2023-03-16
CIK 1429937

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2022 Commission File Number: 001-35936

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
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, there were 1,074,694,856 common shares outstanding.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes     ☐ No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.                                  ☐ Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.         ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.(1) ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).(1) ☐

(1)    Check boxes are blank until we are required to have a recovery policy under the applicable NYSE American listing standard.

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
•Annual Information Form of the Company for the year ended December 31, 2022;
•Management’s Discussion and Analysis of the Company for the year ended December 31, 2022; and
•Audited Annual Consolidated Financial Statements for the year ended December 31, 2022 and notes thereto, together with the report of auditors thereon.

CONTROLS AND PROCEDURES

Information regarding our disclosure controls and procedures, internal control over financial reporting and changes in internal control over financial reporting is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading “Disclosure Controls and Internal Control Over Financial Reporting.”
Our independent registered public accounting firm, PricewaterhouseCoopers LLP (PCAOB ID No 271) has audited our management’s assessment of our internal control over financial reporting. PricewaterhouseCoopers LLP’s report is located with our Audited Annual Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 99.2.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. During the year ended December 31, 2022, the Company did not make any amendments to the code of business conduct and ethics, nor did the Company grant any waiver or implicit waiver of the code to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code of business conduct and ethics, as amended, was previously filed with the SEC and is posted on our website at http://www.b2gold.com/corporate/governance/.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding our contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading "Liquidity and Capital Resources".

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2022.

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

B2GOLD CORP.

/s/ Clive Johnson
Name: Clive Johnson
Title: President and Chief Executive Officer
Date: March 16, 2023

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2022
99.2	Audited Annual Consolidated Financial Statements for the years ended December 31, 2022 and 2021 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2022
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Ken Jones
99.10	Consent of Thomas Garagan
99.11	Consent of William Lytle
99.12	Consent of Peter Montano
99.13	Consent of Kevin Pemberton
99.14	Consent of Brian Scott
99.15	Consent of John Rajala

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)