Form 40-F
period 2023-12-31
B2GOLD CORP
filed 2024-03-15
CIK 1429937

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2023 Commission File Number: 001-35936

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

CT Corporation System
28 Liberty Street
New York, New York 10005
(215) 590-9070
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
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, there were 1,302,396,192 common shares outstanding.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes     ☐ No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.                                  ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.         ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

EXPLANATORY NOTE

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

FORWARD LOOKING STATEMENTS

This Annual Report and the Exhibits incorporated by reference herein contain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs ("AISC"), and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of the Company; and including, without limitation: projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2024; total consolidated gold production of between 860,000 and 940,000 ounces in 2024, with cash operating costs of between $835 and $895 per ounce and AISC of between $1,360 and $1,420 per ounce; the Company’s gold production to be relatively consistent throughout 2024; consolidated gold production of between 1,130,000 and 1,260,000 ounces in 2025, including a significant increase in the gold production at the Fekola Complex, with expected lower consolidated AISC; our continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,050 million, and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$200 million; the construction capital cost to complete the Goose Project being approximately C$335 million; the winter ice road at the Goose Project being operational by February 23, 2024; the potential for first gold production in the first quarter of 2025 from the Goose Project; the Company’s total capitalized stripping expenditures moderating in 2024; the potential for Fekola Regional to provide saprolite material to feed the Fekola mill within three months after receipt of an exploitation license; the timing and results of a study for the Fekola Complex optimization study; the significant increase in gold production in 2025 from the Fekola Complex as a result of the scheduled ore from Fekola Regional and commencement of mining at Fekola underground; the impact of the 2023 Mali Mining Code; the potential to extend Wolfshag underground mine past 2026; the potential for the Antelope deposit to be developed as an underground operation and contribute gold during the low-grade stockpile processing in 2026 through 2031; the timing and results of a PEA for the Gramalote Project; and the Company’s attributable share of Calibre’s production. All statements in this Annual Report and the Exhibits incorporated by reference herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. As a result, actual actions, events or results may differ materially from those described in the forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in our Annual Information Form incorporated by reference as Exhibit 99.1 to this Annual Report under the heading "Risk Factors" and elsewhere.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond the Company’s control, including risks associated with or related to: the volatility of metal prices and the Company’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in the Company’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by the Company; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on the Company's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for the Company's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and the Company's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in our most recent Annual Information Form, this Annual Report and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

Forward-looking statements are based on the opinions and estimates of our management and reflect their current expectations regarding future events and operating performance. We do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. All the forward-looking statements contained in this prospectus or incorporated by reference herein are qualified by these cautionary statements.

RESOURCE AND RESERVE ESTIMATES

This Annual Report and the Exhibits incorporated by reference herein and therein, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this prospectus and the documents incorporated by reference herein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, we are not required to provide disclosure on our mineral properties under the SEC Modernization Rules and we provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this Annual Report and the Exhibits incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance that any mineral reserves or mineral resources that we may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had we prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Further, estimates of inferred mineral resources have significant geological uncertainty and it should not be assumed that all or any part of an inferred mineral resource will be converted to the measured or indicated categories. Mineral resources that are not mineral reserves do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We prepare our annual financial statements, which are filed with this report on Form 40-F, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Accordingly, our financial statements may not be comparable to financial statements of the United States companies.

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

•Annual Information Form of the Company for the year ended December 31, 2023;
•Management’s Discussion and Analysis of the Company for the year ended December 31, 2023; and
•Audited Annual Consolidated Financial Statements for the year ended December 31, 2023 and notes thereto, together with the report of auditors thereon.

CONTROLS AND PROCEDURES

Information regarding our disclosure controls and procedures, internal control over financial reporting and changes in internal control over financial reporting is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading “Disclosure Controls and Internal Control Over Financial Reporting.”
Our independent registered public accounting firm, PricewaterhouseCoopers LLP (PCAOB ID No 271) has audited our internal controls over financial reporting. PricewaterhouseCoopers LLP’s report is located with our Audited Annual Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 99.2.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. During the year ended December 31, 2023, the Company did not make any amendments to the code of business conduct and ethics, nor did the Company grant any waiver or implicit waiver of the code to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code of business conduct and ethics, as amended, was previously filed with the SEC and is posted on our website at http://www.b2gold.com/corporate/governance/.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding our contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading "Liquidity and Capital Resources".

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2023.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company adopted an Executive Officer Incentive Compensation Clawback Policy (the “Clawback Policy”) on November 8, 2023 pursuant to Section 811 of the NYSE American Company Guide. A copy of the Clawback Policy is attached hereto as Exhibit 97.

For the year ended December 31, 2023, we were not required to prepare an accounting restatement, nor was there an outstanding balance as of December 31, 2023 of erroneously awarded compensation to be recovered from the application of our compensation recovery policy to a prior restatement.

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

B2GOLD CORP.

/s/ Clive Johnson
Name: Clive Johnson
Title: President and Chief Executive Officer
Date: March 14, 2024

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
97	Amended and Restated Executive Officer Incentive Compensation Clawback Plan
99.1	Annual Information Form of the Company for the year ended December 31, 2023
99.2	Audited Annual Consolidated Financial Statements for the years ended December 31, 2023 and 2022 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon
99.3
Management’s Discussion and Analysis of the Company for the year ended December 31, 2023 (incorporated by reference to Exhibit 99.1 to B2Gold Corp.’s Form 6-K furnished to the Commission on February 21, 2024)

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Andrew Brown
99.10	Consent of William Lytle
99.11	Consent of Thomas Garagan
99.12	Consent of Ken Jones
99.13	Consent of Peter Montano	`
99.14	Consent of Kevin Pemberton
99.15	Consent of John Rajala
99.16	Consent of Michael Johnson
99.17	Consent of Denis Thibodeau
99.18	Consent of Maurice Mostert
99.19	Consent of Richard Cook
99.20	Consent of Amber Blackwell
99.21	Consent of Michael Dawson
99.22	Consent of Ben Peacock
99.23	Consent of John Kurylo
99.24	Consent of AMC Mining Consultants
99.25	Consent of Stacy Freudigmann
99.27	Consent of Shervin Teymouri
99.28	Consent of Mining Plus
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)