Form 40-F
period 2024-12-31
B2GOLD CORP
filed 2025-03-28
CIK 1429937

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2024 Commission File Number: 001-35936

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
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, there were 1,318,040,605 common shares outstanding.
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

FORWARD LOOKING STATEMENTS

This Annual Report and the Exhibits incorporated by reference herein contain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, gold extraction, revenues and cash flows, capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput and ore processing; electricity and power demands; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of the Company; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2025 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Project; total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025; gold production at the Fekola Complex increasing in 2025 relative to 2024; the Goose Project producing approximately 300,000 ounces of gold per year for the first six full years of production; the first gold pour at the Goose Project occurring in the second quarter of 2025; the receipt of a permit for Fekola underground and Fekola underground commencing operation in mid-2025; the receipt of the exploitation permit for Fekola Regional and the timing and amount of gold production in connection therewith; the implication of the 2023 mining code and the 2024 MOU; for the Antelope deposit contributing to gold production at the Otjikoto Mine starting in 2026; the completion of a feasibility study on the Gramalote Priject in mid-2025 and the results thereof; the potential to develop the Gramalote Project as an open pit gold mine; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; our ability to service our debts; the availability of our revolving credit facility for future draw downs; our ability to pay interest on the convertible notes, redeem the convertible notes at our option, or purchase the convertible notes as per their terms; certain statements related to the Company’s intention to implement the Normal Course Issuer Bid (“NCIB”), and the proposed terms thereof. All statements in this Annual Report and the Exhibits incorporated by reference herein that address events or developments that we expect to occur in the future are forward-looking statements.

Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “maintain”, “potential”, “intend”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although we believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since we can give no assurance that such expectations will prove to be correct. We have based these forward-looking statements and information on our current expectations and projections about future events.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond the Company’s control, including risks associated with or related to: the volatility of metal prices and the Company’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in the Company’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by the Company; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on the Company's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for the Company's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and the Company's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in our most recent Annual Information Form, this Annual Report and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

While we consider these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this Annual Report and the Exhibits incorporated by reference herein. We caution that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this Annual Report and the Exhibits incorporated herein. As a result, actual actions, events or results may differ materially from those described in the forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in our Annual Information Form incorporated by reference as Exhibit 99.1 to this Annual Report under the heading "Risk Factors" and elsewhere.
Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of our forward-looking statements and information. Forward-looking statements and information are designed to help readers understand management’s views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this Annual Report and the Exhibits incorporated herein are expressly qualified in their entirety by this cautionary statement.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We prepare our annual financial statements, which are filed with this report on Form 40-F, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Accordingly, our financial statements may not be comparable to financial statements of companies in the United States.

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

•Annual Information Form of the Company for the year ended December 31, 2024;
•Management’s Discussion and Analysis of the Company for the year ended December 31, 2024; and
•Audited Annual Consolidated Financial Statements for the year ended December 31, 2024 and notes thereto, together with the report of auditors thereon.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. During the year ended December 31, 2024, the Company did not make any amendments to the code of business conduct and ethics, nor did the Company grant any waiver or implicit waiver of the code to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code of business conduct and ethics, as amended, was previously filed with the SEC and is posted on our website at https://www.b2gold.com/about/corporate-governance/default.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding our contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading "Liquidity and Capital Resources".

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2024.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

For the year ended December 31, 2024, we were not required to prepare an accounting restatement, nor was there an outstanding balance as of December 31, 2024 of erroneously awarded compensation to be recovered from the application of our compensation recovery policy to a prior restatement. A copy of the Executive Officer Incentive Compensation Clawback Policy is attached hereto as Exhibit 97.

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

B2GOLD CORP.

/s/ Clive Johnson
Name: Clive Johnson
Title: President and Chief Executive Officer
Date: March 28, 2025

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
97	Amended and Restated Executive Officer Incentive Compensation Clawback Plan
99.1	Annual Information Form of the Company for the year ended December 31, 2024
99.2	Audited Annual Consolidated Financial Statements for the years ended December 31, 2024 and 2023 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2024
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Andrew Brown
99.10	Consent of William Lytle
99.11	Consent of Thomas Garagan
99.12	Consent of Ken Jones
99.13	Consent of Peter Montano
99.14	Consent of John Rajala
99.15	Consent of Michael Johnson
99.16	Consent of Michael Meyers
99.17	Consent of Ali El Takch
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)