Form 40-F
period 2025-12-31
B2GOLD CORP
filed 2026-03-11
CIK 1429937

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2025 Commission File Number: 001-35936

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
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, there were 1,340,621,856 common shares outstanding.
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

FORWARD LOOKING STATEMENTS

This Annual Report and the Exhibits incorporated by reference herein contain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput and ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of the Company; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2026; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2026 for the Fekola Complex, the Goose Mine, the Masbate Gold Project and the Otjikoto Mine; total consolidated gold production of between 820,000 and 970,000 ounces in 2026; our continued prioritization of operating the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine’s annual gold production exceeding 300,000 ounces per year beginning in 2027 and continuing over the medium-term; the receipt of the exploitation permit for Fekola Regional in the first quarter of 2026 and Fekola Regional production expected to commence in the second half of 2026; Fekola Regional ramping up to a peak of 180,000 gold ounces in the first five years of operation and producing an average of 160,000 ounces per year over the life of planned operations; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 ounces per year during the low-grade stockpile processing in 2028 through 2032; the timing and results of the optimization studies on the Goose Mine; the continued implications of the 2023 Mining Code and 2024 MOU; the approval of the Gramalote Project Modified Work Plan and Modified Environmental Impact Study, capital cost and timing estimates for resettlement and coexistence projects, and the potential to develop the Gramalote Project as an open pit gold mine; planned 2026 exploration budgets for Canada, Mali, Namibia, the Philippines, Finland, Kazakhstan and other grassroots projects; the timing and impact of the new taxes enacted in the Philippines; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; our ability to service our debts; the availability of our revolving credit facility for future drawdowns; our ability to pay interest on the convertible notes, redeem the convertible notes at our option, or purchase the convertible notes as per their terms. All statements in this Annual Report and the Exhibits incorporated by reference herein that address events or developments that we expect to occur in the future are forward-looking statements.

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

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond the Company’s control, including risks associated with or related to: the volatility of metal prices and the Company’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in the Company’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by the Company; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on the Company's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, the Philippines, Namibia, and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for the Company's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and the Company's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in our most recent Annual Information Form, this Annual Report and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

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

•Annual Information Form of the Company for the year ended December 31, 2025;
•Management’s Discussion and Analysis of the Company for the year ended December 31, 2025; and
•Audited Annual Consolidated Financial Statements for the year ended December 31, 2025 and notes thereto, together with the report of auditors thereon.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

We have adopted a code of ethics and business conduct that applies to all of our directors, officers and employees. During the year ended December 31, 2025, the Company did not make any substantive amendments to the code of ethics and business conduct, nor did the Company grant any waiver or implicit waiver of the code to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code of ethics and business conduct, is attached hereto as Exhibit 99.19 and is posted on our website at https://www.b2gold.com/about/corporate-governance/default/#code.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding our contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading "Liquidity and Capital Resources".

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2025.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

For the year ended December 31, 2025, we were not required to prepare an accounting restatement, nor was there an outstanding balance as of December 31, 2025 of erroneously awarded compensation to be recovered from the application of our compensation recovery policy to a prior restatement. A copy of the Executive Officer Incentive Compensation Clawback Policy is attached hereto as Exhibit 97.

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

B2GOLD CORP.

/s/ Clive Johnson
Name: Clive Johnson
Title: President and Chief Executive Officer
Date: March 11, 2026

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
97	Amended and Restated Executive Officer Incentive Compensation Clawback Plan
99.1	Annual Information Form of the Company for the year ended December 31, 2025
99.2	Audited Annual Consolidated Financial Statements for the years ended December 31, 2025 and 2024 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2025
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Andrew Brown
99.10	Consent of William Lytle
99.11	Consent of Thomas Garagan
99.12	Consent of Ken Jones
99.13	Consent of Peter Montano
99.14	Consent of John Rajala
99.15	Consent of Michael Johnson
99.16	Consent of Michael Meyers
99.17	Consent of Ali El Takch
99.18	Consent of Stephen Jensen
99.19	Code of Ethics and Business Conduct
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)